File No. 812-[   ]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

COLLER SECONDARIES PRIVATE EQUITY OPPORTUNITIES FUND, COLLER PRIVATE CREDIT SECONDARIES, COLLER PRIVATE MARKET SECONDARIES ADVISORS, LLC, COLLER INVESTMENT MANAGEMENT LIMITED, COLLER CAPITAL, INC., COLLER CAPITAL LIMITED, COLLER CREDIT SECONDARIES INVESTMENT MANAGEMENT LIMITED, COLLER SECONDARIES SICAV SA, COLLER INTERNATIONAL PARTNERS IX - A, L.P., COLLER INTERNATIONAL PARTNERS IX - B, L.P., COLLER INTERNATIONAL PARTNERS IX - C, SLP, COLLER LP SECONDARIES - A, L.P., COLLER LP SECONDARIES - B, L.P., COLLER LP SECONDARIES - C, SLP, COLLER GP-LED AND DIRECT SECONDARIES - A, L.P., COLLER GP-LED AND DIRECT SECONDARIES - B, L.P., COLLER GP-LED AND DIRECT SECONDARIES - C, SLP, COLLER INTERNATIONAL PARTNERS VIII, L.P., COLLER INTERNATIONAL PARTNERS VIII PARALLEL FUND, L.P., COLLER INTERNATIONAL PARTNERS VIII LUXEMBOURG, SLP, COLLER CREDIT OPPORTUNITIES I - A, L.P., COLLER CREDIT OPPORTUNITIES I - B, L.P., COLLER CREDIT OPPORTUNITIES I - D, SLP, COLLER CREDIT OPPORTUNITIES I ANNEX II, L.P., Coller Credit Secondaries - Opportunities Fund II – A, L.P., Coller Credit Secondaries - Opportunities Fund II – B, L.P., Coller Credit Secondaries - Opportunities Fund II – C, SLP, Coller Credit Secondaries - Opportunities Fund II – Annex I – A, L.P., Coller Credit Secondaries - Opportunities Fund II – Annex I – B, L.P., Coller Credit Secondaries - Opportunities Fund II – Annex I – C, SLP, Coller Credit Secondaries - Special Situations Fund I – A, L.P., Coller Credit Secondaries - Special Situations Fund I – B, L.P., CIP VIII STRATEGIC CO-INVESTMENT VEHICLE L.P., MONDRIAAN CO- INVESTMENTS SLP, CKPF SLP, COLLER INTERNATIONAL PARTNERS VII, L.P., COLLER INTERNATIONAL PARTNERS VII PARALLEL FUND, L.P., COLLER INTERNATIONAL PARTNERS VII LUXEMBOURG, SLP, COLLER INTERNATIONAL PARTNERS VI, L.P., COLLER INTERNATIONAL PARTNERS VI PARALLEL FUND, L.P., COLLER INTERNATIONAL PARTNERS VI PARALLEL FUND (LATIN AMERICA), L.P.

950 Third Avenue
New York, New York 10022

cc-compliance@collercapital.com

All Communications, Notices and Orders to:

Radin Ahmadian

Coller Secondaries Private Equity Opportunities Fund
950 Third Avenue

New York, New York 10022
(212) 822-4316

radin.ahmadian@collercapital.com

Copies to:

Nathan Somogie, Esq.

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017

(212) 455-2851

nathan.somogie@stblaw.com

April 25, 2025

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on April 17, 2024 (the “Prior Order”)2 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	Coller Secondaries Private Equity Opportunities Fund (“C-SPEF”) and Coller Private Credit Secondaries (“Coller Credit”, and together with C-SPEF, the “Existing Regulated Funds”), a closed-end management investment company that is registered under the 1940 Act;
•	Coller Private Market Secondaries Advisors, LLC (“Coller”), an investment adviser that is registered under the Investment Advisers Act of 1940 (the “Advisers Act”), and its successors[3];
•	Coller Investment Management Limited (“CIML”) and Coller Capital, Inc. (“CCI”), each an investment adviser registered under the Advisers Act, and Coller Capital Limited (“CCL”) and Coller Credit Secondaries Investment Management Limited (“CCSIML”), each an exempt reporting adviser under the Advisers Act (Coller, CIML, CCI, CCL and CCSIML, the “Existing Advisers”), on behalf of themselves and their successors; and
•	The entities identified in Appendix A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds”; together with C-SPEF, Coller Credit and the Existing Advisers, the “Applicants”).[4]

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2 Coller Secondaries Private Equity Opportunities Fund, et al. (File No. 812-15446), Release No. IC-35163 (March 22, 2024) (notice), Release No. IC-35171 (April 17, 2024) (order).

3 The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

4 All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	C-SPEF and Coller Credit

Each of C-SPEF and Coller Credit is an externally managed, closed-end, non-diversified investment company and a Delaware statutory trust that is registered as an investment company under the 1940 Act.

C-SPEF’s investment objective is to seek to provide long-term capital appreciation. In pursuing its investment objective, C-SPEF intends to invest primarily in a portfolio of assets acquired in private secondaries markets worldwide.

Coller Credit’s investment objective is to seek to provide long-term investment returns. In pursuing its investment objective, Coller Credit intends to invest primarily in a portfolio of credit assets acquired in private secondaries markets worldwide.10

5 “Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

6 “Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

7 “Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

8 “Adviser” means the Existing Advisers and any other investment adviser controlling, controlled by, or under common control with the Existing Advisers. The term “Adviser” also includes any internally-managed Regulated Fund.

9 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

10 The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

B.	Existing Affiliated Funds

CIML or CCSIML serves as investment adviser to each of the Existing Affiliated Funds. Each Existing Affiliated Fund is a separate and distinct legal entity and, when and if offering its interests to U.S. persons, would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act.11 A complete list of the Existing Affiliated Funds is included in Appendix A.

C.	Coller

Coller is a Delaware limited liability company that is registered as an investment adviser with the Commission under the Advisers Act and serves as investment adviser to C-SPEF and Coller Credit. Coller Private Market Secondaries Holdings, LLC, which is a wholly-owned subsidiary of CICAP Limited (“CICAP”), owns all of the interests of Coller. Coller Private Market Secondaries Holdings, LLC and CICAP do not currently offer investment advisory services to any person and are not expected to do so in the future. Accordingly, they have not been included as Applicants.

D.	CIML

CIML is a limited company organized under the laws of Guernsey. While CIML is registered as an investment adviser with the Commission under the Advisers Act, it has its principal office and place of business outside of the United States and is deemed to have no direct advisory clients in the United States. CIML serves as investment adviser to certain Existing Affiliated Funds. CIML is a wholly-owned subsidiary of CICAP.

E.	CCI

CCI is a corporation organized under the laws of the State of New York and is registered as an investment adviser with the Commission under the Advisers Act. CCI provides investment recommendations regarding sourcing investment opportunities, structuring and execution of investments and other investment recommendations to CCL in respect of the Existing Affiliated Funds. CCI is a wholly-owned subsidiary of CCL.

F.	CCL

CCL is a private limited company organized under the laws of England and Wales and is an exempt reporting adviser under the Advisers Act. CCL provides investment recommendations to Coller in respect of C-SPEF and Coller Credit in accordance with the Unibanco line of no-action letters.12 CCL also provides investment recommendations regarding sourcing investment opportunities, structuring and execution of investments and other investment recommendations to CIML and CCSIML in respect of the Existing Affiliated Funds. CCL is a wholly-owned subsidiary of CICAP.

G.	CCSIML

CCSIML is a limited company organized under the laws of Guernsey and is an exempt reporting adviser under the Advisers Act.

CCSIML serves as investment adviser to certain Existing Affiliated Funds. CCSIML is a wholly-owned subsidiary of CICAP.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

11 In the future, the Affiliated Fund may register as a closed-end management investment company under the Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

12 See, e.g., Uniao de Bancos de Brasileiros S.A. (July 28, 1992) (“Unibanco”); Mercury Asset Management plc (Apr. 16, 1993); ABN AMRO Bank N.V. (July 1, 1997); Royal Bank of Canada et al. (June 3, 1998).

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”13 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). The Existing Advisers are each under common control and are thus affiliated persons of each other.

Accordingly, with respect to the Existing Advisers, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Advisers and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

13 Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.14

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,15 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,16 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.17

4. No Remuneration. Any transaction fee18 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.19

14 Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

15 Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

16 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

17 Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

18 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

19 The Affiliated Entities may adopt shared Co-Investment Policies.

6. Dispositions:

(a) Prior to any Disposition20 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.21

7. Board Oversight

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)	Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)	At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)	Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)	The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).22

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

20 “Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

21 “Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

22 If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).23 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

23 See, e.g., Polen Credit Opportunities Fund, et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Radin Ahmadian

Coller Secondaries Private Equity Opportunities Fund
950 Third Avenue

New York, New York 10022
(212) 644-8500

radin.ahmadian@collercapital.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Nathan Somogie, Esq.

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017

(212) 455-2851

nathan.somogie@stblaw.com

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 25th day of April, 2025.

COLLER SECONDARIES PRIVATE EQUITY OPPORTUNITIES FUND

By:	/s/ Richard Jason Alexander Elmhirst
Name:	Richard Jason Alexander Elmhirst
Title:	President

COLLER PRIVATE CREDIT SECONDARIES

By:	/s/ Richard Jason Alexander Elmhirst
Name:	Richard Jason Alexander Elmhirst
Title:	President

COLLER PRIVATE MARKET SECONDARIES ADVISORS, LLC

By:	/s/ Radin Ahmadian
Name:	Radin Ahmadian
Title:	Director

COLLER CAPITAL, INC.

By:	/s/ Helen Lamb
Name:	Helen Lamb
Title:	Director

COLLER CAPITAL LIMITED

By:	/s/ Helen Lamb
Name:	Helen Lamb
Title:	Director

COLLER SECONDARIES SICAV SA

By:	/s/ Richard Jason Alexander Elmhirst
Name:	Richard Jason Alexander Elmhirst
Title:	Director

COLLER INTERNATIONAL PARTNERS IX - C, SLP
acting through and represented by its general partner

COLLER INTERNATIONAL PARTNERS IX LUXEMBOURG, GP, S.À R.L.

By:	/s/ Sophie Mosnier
Name:	Sophie Mosnier
Title:	Manager

COLLER LP SECONDARIES - A, L.P.
acting by its general partner

COLLER INTERNATIONAL GENERAL PARTNER IX, L.P.
acting by its general partner:

CIGP IX LIMITED
acting by its sole director:

COLLER INVESTMENT MANAGEMENT LIMITED

By:	/s/ Jeremy Malcolm Hollier
Name:	Jeremy Malcolm Hollier
Title:	Director

COLLER LP SECONDARIES - B, L.P.
acting by its general partner

COLLER INTERNATIONAL GENERAL PARTNER IX, L.P.
acting by its general partner:

CIGP IX LIMITED
acting by its sole director:

COLLER INVESTMENT MANAGEMENT LIMITED

By:	/s/ Jeremy Malcolm Hollier
Name:	Jeremy Malcolm Hollier
Title:	Director

COLLER LP SECONDARIES - C, SLP
acting through and represented by its general partner

COLLER INTERNATIONAL PARTNERS IX LUXEMBOURG, GP, S.À R.L.

By:	/s/ Sophie Mosnier
Name:	Sophie Mosnier
Title:	Manager

COLLER GP-LED AND DIRECT SECONDARIES - A, L.P.
acting by its general partner

COLLER INTERNATIONAL GENERAL PARTNER IX, L.P.
acting by its general partner:

CIGP IX LIMITED
acting by its sole director:

COLLER INVESTMENT MANAGEMENT LIMITED

By:	/s/ Jeremy Malcolm Hollier
Name:	Jeremy Malcolm Hollier
Title:	Director

COLLER GP-LED AND DIRECT SECONDARIES - B, L.P.
acting by its general partner

COLLER INTERNATIONAL GENERAL PARTNER IX, L.P.
acting by its general partner:

CIGP IX LIMITED
acting by its sole director:

COLLER INVESTMENT MANAGEMENT LIMITED

By:	/s/ Jeremy Malcolm Hollier
Name:	Jeremy Malcolm Hollier
Title:	Director

COLLER GP-LED AND DIRECT SECONDARIES - C, SLP
acting through and represented by its general partner

COLLER INTERNATIONAL PARTNERS IX LUXEMBOURG, GP, S.À R.L.

By:	/s/ Sophie Mosnier
Name:	Sophie Mosnier
Title:	Manager

COLLER INTERNATIONAL PARTNERS VIII, L.P.
acting by its general partner

COLLER INTERNATIONAL GENERAL PARTNER VIII, L.P.
acting by its general partner:

CIGP VIII LIMITED
acting by its sole director:

COLLER INVESTMENT MANAGEMENT LIMITED

By:	/s/ Jeremy Malcolm Hollier
Name:	Jeremy Malcolm Hollier
Title:	Director

COLLER INTERNATIONAL PARTNERS VIII PARALLEL FUND, L.P.
acting by its general partner

COLLER INTERNATIONAL GENERAL PARTNER VIII, L.P.
acting by its general partner:

CIGP VIII LIMITED
acting by its sole director:

COLLER INVESTMENT MANAGEMENT LIMITED

By:	/s/ Jeremy Malcolm Hollier
Name:	Jeremy Malcolm Hollier
Title:	Director

COLLER INTERNATIONAL PARTNERS VIII LUXEMBOURG, SLP
acting through and represented by its general partner

COLLER INTERNATIONAL PARTNERS VIII LUXEMBOURG, GP, S.À R.L.

By:	/s/ Sophie Mosnier
Name:	Sophie Mosnier
Title:	Manager

COLLER CREDIT SECONDARIES INVESTMENT MANAGEMENT LIMITED
as sole corporate director of

CCO I GP LIMITED
as general partner for and on behalf of

COLLER CREDIT OPPORTUNITIES I GENERAL PARTNER, L.P.
as general partner for and on behalf of

COLLER CREDIT OPPORTUNITIES I – A, L.P.

By:	/s/ Tom Amy
Name:	Tom Amy
Title:	Director

COLLER CREDIT SECONDARIES INVESTMENT MANAGEMENT LIMITED
as sole corporate director of

CCO I GP LIMITED
as general partner for and on behalf of

COLLER CREDIT OPPORTUNITIES I GENERAL PARTNER, L.P.
as general partner for and on behalf of

COLLER CREDIT OPPORTUNITIES I – B, L.P.

By:	/s/ Tom Amy
Name:	Tom Amy
Title:	Director

COLLER CREDIT OPPORTUNITIES I-D, SLP
represented by their general partner

COLLER CREDIT OPPORTUNITIES I GP, S.À R.L.

By:	/s/ Sophie Mosnier
Name:	Sophie Mosnier
Title:	Manager

COLLER CREDIT SECONDARIES INVESTMENT MANAGEMENT LIMITED
as sole corporate director of

CCO I GP LIMITED
as general partner for and on behalf of

COLLER CREDIT OPPORTUNITIES I GENERAL PARTNER, L.P.
as general partner for and on behalf of

COLLER CREDIT OPPORTUNITIES I – ANNEX II, L.P.

By:	/s/ Tom Amy
Name:	Tom Amy
Title:	Director

COLLER INVESTMENT MANAGEMENT LIMITED
as sole director of

CIGP VIII LIMITED
as general partner of

COLLER INTERNATIONAL GENERAL PARTNER VIII, L.P.
as general partner of

CIP VIII STRATEGIC CO-INVESTMENT VEHICLE, L.P.

By:	/s/ Jeremy Malcolm Hollier
Name:	Jeremy Malcolm Hollier
Title:	Director

MONDRIAAN CO-INVESTMENTS SLP
represented by its general partner

COLLER INTERNATIONAL PARTNERS VIII LUXEMBOURG GP, S.À R.L.

By:	/s/ Sophie Mosnier
Name:	Sophie Mosnier
Title:	Manager

CKPF SLP
represented by its managing general partner:

COLLER CREDIT OPPORTUNITIES I GP, S.À R.L.

By:	/s/ Sophie Mosnier
Name:	Sophie Mosnier
Title:	Manager

COLLER INVESTMENT MANAGEMENT LIMITED
in its capacity as general partner of

COLLER INTERNATIONAL GENERAL PARTNER VII, L.P.
as general partner for and on behalf of

COLLER INTERNATIONAL PARTNERS VII, L.P.

By:	/s/ Jeremy Malcolm Hollier
Name:	Jeremy Malcolm Hollier
Title:	Director

COLLER INVESTMENT MANAGEMENT LIMITED
in its capacity as general partner of

COLLER INTERNATIONAL GENERAL PARTNER VII, L.P.
in its capacity as general partner of

COLLER INTERNATIONAL PARTNERS VII PARALLEL FUND, L.P.

By:	/s/ Jeremy Malcolm Hollier
Name:	Jeremy Malcolm Hollier
Title:	Director

COLLER INTERNATIONAL PARTNERS VII LUXEMBOURG GP, S.À R.L.
in its capacity as general partner of

COLLER INTERNATIONAL PARTNERS VII LUXEMBOURG, SLP

By:	/s/ Sophie Mosnier
Name:	Sophie Mosnier
Title:	Manager

COLLER INTERNATIONAL PARTNERS VI, L.P.
acting by its general partner

COLLER INTERNATIONAL GENERAL PARTNER VIII, L.P.
acting by its general partner:

COLLER INVESTMENT MANAGEMENT LIMITED

By:	/s/ Jeremy Malcolm Hollier
Name:	Jeremy Malcolm Hollier
Title:	Director

COLLER INTERNATIONAL PARTNERS VI PARALLEL FUND, L.P.
acting by its general partner

COLLER INTERNATIONAL GENERAL PARTNER VIII, L.P.
acting by its general partner:

COLLER INVESTMENT MANAGEMENT LIMITED

By:	/s/ Jeremy Malcolm Hollier
Name:	Jeremy Malcolm Hollier
Title:	Director

COLLER INTERNATIONAL PARTNERS VI PARALLEL FUND (LATIN AMERICA), L.P.
acting through and represented by its general partner,

COLLER INVESTMENT MANAGEMENT LIMITED

By:	/s/ Jeremy Malcolm Hollier
Name:	Jeremy Malcolm Hollier
Title:	Director

COLLER CREDIT SECONDARIES INVESTMENT MANAGEMENT LIMITED
as sole corporate director of

CCO II GP LIMITED
as general partner for and on behalf of

COLLER CREDIT OPPORTUNITIES FUND II GENERAL PARTNER, L.P.
as general partner for and on behalf of

COLLER CREDIT SECONDARIES – OPPORTUNITIES FUND II – A, L.P.

By:	/s/ Tom Amy
Name:	Tom Amy
Title:	Director

COLLER CREDIT SECONDARIES INVESTMENT MANAGEMENT LIMITED
as sole corporate director of

CCO II GP LIMITED
as general partner for and on behalf of

COLLER CREDIT OPPORTUNITIES FUND II GENERAL PARTNER, L.P.

as general partner for and on behalf of

COLLER CREDIT SECONDARIES – OPPORTUNITIES FUND II – B, L.P.

By:	/s/ Tom Amy
Name:	Tom Amy
Title:	Director

COLLER CREDIT SECONDARIES INVESTMENT MANAGEMENT LIMITED
as sole corporate director of

CCO II GP LIMITED
as general partner for and on behalf of

COLLER CREDIT OPPORTUNITIES FUND II GENERAL PARTNER, L.P.
as general partner for and on behalf of

COLLER CREDIT SECONDARIES OPPORTUNITIES FUND II – ANNEX I - A, L.P.

By:	/s/ Tom Amy
Name:	Tom Amy
Title:	Director

COLLER CREDIT SECONDARIES INVESTMENT MANAGEMENT LIMITED
as sole corporate director of

CCO II GP LIMITED
as general partner for and on behalf of

COLLER CREDIT SECONDARIES - OPPORTUNITIES FUND II GENERAL PARTNER, L.P.
as general partner for and on behalf of

COLLER CREDIT SECONDARIES - OPPORTUNITIES FUND II – ANNEX I - B, L.P.

By:	/s/ Tom Amy
Name:	Tom Amy
Title:	Director

COLLER CREDIT SECONDARIES INVESTMENT MANAGEMENT LIMITED
as sole corporate director of

CCO I GP LIMITED
as general partner for and on behalf of

COLLER CREDIT OPPORTUNITIES I GENERAL PARTNER, L.P.
as general partner for and on behalf of

COLLER CREDIT OPPORTUNITIES I – ANNEX II, L.P.

By:	/s/ Tom Amy
Name:	Tom Amy
Title:	Director

COLLER CREDIT SECONDARIES INVESTMENT MANAGEMENT LIMITED
as sole corporate director of

CCS I GP LIMITED
as general partner for and on behalf of

COLLER CREDIT SECONDARIES – SPECIAL SITUATIONS FUND I GENERAL PARTNER, L.P.
as general partner for and on behalf of

COLLER CREDIT SECONDARIES – SPECIAL SITUATIONS FUND I – A, L.P.

By:	/s/ Tom Amy
Name:	Tom Amy
Title:	Director

COLLER CREDIT SECONDARIES INVESTMENT MANAGEMENT LIMITED
as sole corporate director of

CCS I GP LIMITED
as general partner for and on behalf of

COLLER CREDIT SECONDARIES – SPECIAL SITUATIONS FUND I GENERAL PARTNER, L.P.
as general partner for and on behalf of

COLLER CREDIT SECONDARIES – SPECIAL SITUATIONS FUND I – B, L.P.

By:	/s/ Tom Amy
Name:	Tom Amy
Title:	Director

COLLER CREDIT SECONDARIES – OPPORTUNITIES FUND II, C SLP
acting through and represented by its general partner,

COLLER CREDIT SECONDARIES – OPPORTUNITIES FUND II GP, S.À R.L.

By:	/s/ Sophie Mosnier
Name:	Sophie Mosnier
Title:	Manager

COLLER CREDIT SECONDARIES – OPPORTUNITIES FUND II – ANNEX I – C, SLP
acting through and represented by its general partner

COLLER CREDIT SECONDARIES – OPPORTUNITIES FUND II GP, S.À R.L.

By:	/s/ Sophie Mosnier
Name:	Sophie Mosnier
Title:	Manager

Verification

The undersigned states that he or she has duly executed the attached Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, dated April 25, 2025, for and on behalf of the Applicants, as the case may be, that he or she holds the office with such entity as indicated below and that all actions by the stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he or she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information, and belief.

COLLER SECONDARIES PRIVATE EQUITY OPPORTUNITIES FUND

By:	/s/ Richard Jason Alexander Elmhirst
Name:	Richard Jason Alexander Elmhirst
Title:	President

COLLER PRIVATE CREDIT SECONDARIES

By:	/s/ Richard Jason Alexander Elmhirst
Name:	Richard Jason Alexander Elmhirst
Title:	President

COLLER PRIVATE MARKET SECONDARIES ADVISORS, LLC

By:	/s/ Radin Ahmadian
Name:	Radin Ahmadian
Title:	Director

COLLER CAPITAL, INC.

By:	/s/ Helen Lamb
Name:	Helen Lamb
Title:	Director

COLLER CAPITAL LIMITED

By:	/s/ Helen Lamb
Name:	Helen Lamb
Title:	Director

COLLER SECONDARIES SICAV SA

By:	/s/ Richard Jason Alexander Elmhirst
Name:	Richard Jason Alexander Elmhirst
Title:	Director

COLLER INTERNATIONAL PARTNERS IX - C, SLP
acting through and represented by its general partner

COLLER INTERNATIONAL PARTNERS IX LUXEMBOURG, GP, S.À R.L.

By:	/s/ Sophie Mosnier
Name:	Sophie Mosnier
Title:	Manager

COLLER LP SECONDARIES - A, L.P.
acting by its general partner

COLLER INTERNATIONAL GENERAL PARTNER IX, L.P.
acting by its general partner:

CIGP IX LIMITED
acting by its sole director:

COLLER INVESTMENT MANAGEMENT LIMITED
By:	/s/ Jeremy Malcolm Hollier
Name:	Jeremy Malcolm Hollier
Title:	Director

COLLER LP SECONDARIES - B, L.P.
acting by its general partner

COLLER INTERNATIONAL GENERAL PARTNER IX, L.P.
acting by its general partner:

CIGP IX LIMITED
acting by its sole director:

COLLER INVESTMENT MANAGEMENT LIMITED

By:	/s/ Jeremy Malcolm Hollier
Name:	Jeremy Malcolm Hollier
Title:	Director

COLLER LP SECONDARIES - C, SLP
acting through and represented by its general partner

COLLER INTERNATIONAL PARTNERS IX LUXEMBOURG, GP, S.À R.L.

By:	/s/ Sophie Mosnier
Name:	Sophie Mosnier
Title:	Manager

COLLER GP-LED AND DIRECT SECONDARIES - A, L.P.
acting by its general partner

COLLER INTERNATIONAL GENERAL PARTNER IX, L.P.
acting by its general partner:

CIGP IX LIMITED
acting by its sole director:

COLLER INVESTMENT MANAGEMENT LIMITED

By:	/s/ Jeremy Malcolm Hollier
Name:	Jeremy Malcolm Hollier
Title:	Director

COLLER GP-LED AND DIRECT SECONDARIES - B, L.P.
acting by its general partner

COLLER INTERNATIONAL GENERAL PARTNER IX, L.P.
acting by its general partner:

CIGP IX LIMITED
acting by its sole director:

COLLER INVESTMENT MANAGEMENT LIMITED

By:	/s/ Jeremy Malcolm Hollier
Name:	Jeremy Malcolm Hollier
Title:	Director

COLLER GP-LED AND DIRECT SECONDARIES - C, SLP
acting through and represented by its general partner

COLLER INTERNATIONAL PARTNERS IX LUXEMBOURG, GP, S.À R.L.

By:	/s/ Sophie Mosnier
Name:	Sophie Mosnier
Title:	Manager

COLLER INTERNATIONAL PARTNERS VIII, L.P.
acting by its general partner

COLLER INTERNATIONAL GENERAL PARTNER VIII, L.P.
acting by its general partner:

CIGP VIII LIMITED
acting by its sole director:

COLLER INVESTMENT MANAGEMENT LIMITED

By:	/s/ Jeremy Malcolm Hollier
Name:	Jeremy Malcolm Hollier
Title:	Director

COLLER INTERNATIONAL PARTNERS VIII PARALLEL FUND, L.P.
acting by its general partner

COLLER INTERNATIONAL GENERAL PARTNER VIII, L.P.
acting by its general partner:

CIGP VIII LIMITED
acting by its sole director:

COLLER INVESTMENT MANAGEMENT LIMITED

By:	/s/ Jeremy Malcolm Hollier
Name:	Jeremy Malcolm Hollier
Title:	Director

COLLER INTERNATIONAL PARTNERS VIII LUXEMBOURG, SLP
acting through and represented by its general partner

COLLER INTERNATIONAL PARTNERS VIII LUXEMBOURG, GP, S.À R.L.

By:	/s/ Sophie Mosnier
Name:	Sophie Mosnier
Title:	Manager

COLLER CREDIT SECONDARIES INVESTMENT MANAGEMENT LIMITED
as sole corporate director of

CCO I GP LIMITED
as general partner for and on behalf of

COLLER CREDIT OPPORTUNITIES I GENERAL PARTNER, L.P.
as general partner for and on behalf of

COLLER CREDIT OPPORTUNITIES I – A, L.P.

By:	/s/ Tom Amy
Name:	Tom Amy
Title:	Director

COLLER CREDIT SECONDARIES INVESTMENT MANAGEMENT LIMITED
as sole corporate director of

CCO I GP LIMITED
as general partner for and on behalf of

COLLER CREDIT OPPORTUNITIES I GENERAL PARTNER, L.P.
as general partner for and on behalf of

COLLER CREDIT OPPORTUNITIES I – B, L.P.

By:	/s/ Tom Amy
Name:	Tom Amy
Title:	Director

COLLER CREDIT OPPORTUNITIES I-D, SLP
represented by their general partner

COLLER CREDIT OPPORTUNITIES I GP, S.À R.L.

By:	/s/ Sophie Mosnier
Name:	Sophie Mosnier
Title:	Manager

COLLER CREDIT SECONDARIES INVESTMENT MANAGEMENT LIMITED
as sole corporate director of

CCO I GP LIMITED
as general partner for and on behalf of

COLLER CREDIT OPPORTUNITIES I GENERAL PARTNER, L.P.
as general partner for and on behalf of

COLLER CREDIT OPPORTUNITIES I – ANNEX II, L.P.

By:	/s/ Tom Amy
Name:	Tom Amy
Title:	Director

COLLER INVESTMENT MANAGEMENT LIMITED
as sole director of

CIGP VIII LIMITED
as general partner of

COLLER INTERNATIONAL GENERAL PARTNER VIII, L.P.
as general partner of

CIP VIII STRATEGIC CO-INVESTMENT VEHICLE, L.P.

By:	/s/ Jeremy Malcolm Hollier
Name:	Jeremy Malcolm Hollier
Title:	Director

MONDRIAAN CO-INVESTMENTS SLP
represented by its general partner

COLLER INTERNATIONAL PARTNERS VIII LUXEMBOURG GP, S.À R.L.

By:	/s/ Sophie Mosnier
Name:	Sophie Mosnier
Title:	Manager

CKPF SLP
represented by its managing general partner:

COLLER CREDIT OPPORTUNITIES I GP, S.À R.L.

By:	/s/ Sophie Mosnier
Name:	Sophie Mosnier
Title:	Manager

COLLER INVESTMENT MANAGEMENT LIMITED
in its capacity as general partner of

COLLER INTERNATIONAL GENERAL PARTNER VII, L.P.
as general partner for and on behalf of

COLLER INTERNATIONAL PARTNERS VII, L.P.

By:	/s/ Jeremy Malcolm Hollier
Name:	Jeremy Malcolm Hollier
Title:	Director

COLLER INVESTMENT MANAGEMENT LIMITED
in its capacity as general partner of

COLLER INTERNATIONAL GENERAL PARTNER VII, L.P.
in its capacity as general partner of

COLLER INTERNATIONAL PARTNERS VII PARALLEL FUND, L.P.

By:	/s/ Jeremy Malcolm Hollier
Name:	Jeremy Malcolm Hollier
Title:	Director

COLLER INTERNATIONAL PARTNERS VII LUXEMBOURG GP, S.À R.L.
in its capacity as general partner of

COLLER INTERNATIONAL PARTNERS VII LUXEMBOURG, SLP

By:	/s/ Sophie Mosnier
Name:	Sophie Mosnier
Title:	Manager

COLLER INTERNATIONAL PARTNERS VI, L.P.
acting by its general partner

COLLER INTERNATIONAL GENERAL PARTNER VIII, L.P.
acting by its general partner:

COLLER INVESTMENT MANAGEMENT LIMITED

By:	/s/ Jeremy Malcolm Hollier
Name:	Jeremy Malcolm Hollier
Title:	Director

COLLER INTERNATIONAL PARTNERS VI PARALLEL FUND, L.P.
acting by its general partner

COLLER INTERNATIONAL GENERAL PARTNER VIII, L.P.
acting by its general partner:

COLLER INVESTMENT MANAGEMENT LIMITED

By:	/s/ Jeremy Malcolm Hollier
Name:	Jeremy Malcolm Hollier
Title:	Director

COLLER INTERNATIONAL PARTNERS VI PARALLEL FUND (LATIN AMERICA), L.P.
acting through and represented by its general partner,

COLLER INVESTMENT MANAGEMENT LIMITED

By:	/s/ Jeremy Malcolm Hollier
Name:	Jeremy Malcolm Hollier
Title:	Director

COLLER CREDIT SECONDARIES INVESTMENT MANAGEMENT LIMITED
as sole corporate director of

CCO II GP LIMITED
as general partner for and on behalf of

COLLER CREDIT OPPORTUNITIES FUND II GENERAL PARTNER, L.P.
as general partner for and on behalf of

COLLER CREDIT SECONDARIES – OPPORTUNITIES FUND II – A, L.P.

By:	/s/ Tom Amy
Name:	Tom Amy
Title:	Director

COLLER CREDIT SECONDARIES INVESTMENT MANAGEMENT LIMITED
as sole corporate director of

CCO II GP LIMITED
as general partner for and on behalf of

COLLER CREDIT OPPORTUNITIES FUND II GENERAL PARTNER, L.P.
as general partner for and on behalf of

COLLER CREDIT SECONDARIES – OPPORTUNITIES FUND II – B, L.P.

By:	/s/ Tom Amy
Name:	Tom Amy
Title:	Director

COLLER CREDIT SECONDARIES INVESTMENT MANAGEMENT LIMITED
as sole corporate director of

CCO II GP LIMITED
as general partner for and on behalf of

COLLER CREDIT OPPORTUNITIES FUND II GENERAL PARTNER, L.P.
as general partner for and on behalf of

COLLER CREDIT SECONDARIES OPPORTUNITIES FUND II – ANNEX I - A, L.P.

By:	/s/ Tom Amy
Name:	Tom Amy
Title:	Director

COLLER CREDIT SECONDARIES INVESTMENT MANAGEMENT LIMITED
as sole corporate director of

CCO II GP LIMITED
as general partner for and on behalf of

COLLER CREDIT SECONDARIES - OPPORTUNITIES FUND II GENERAL PARTNER, L.P.
as general partner for and on behalf of

COLLER CREDIT SECONDARIES - OPPORTUNITIES FUND II – ANNEX I - B, L.P.

By:	/s/ Tom Amy
Name:	Tom Amy
Title:	Director

COLLER CREDIT SECONDARIES INVESTMENT MANAGEMENT LIMITED
as sole corporate director of

CCO I GP LIMITED
as general partner for and on behalf of

COLLER CREDIT OPPORTUNITIES I GENERAL PARTNER, L.P.
as general partner for and on behalf of

COLLER CREDIT OPPORTUNITIES I – ANNEX II, L.P.

By:	/s/ Tom Amy
Name:	Tom Amy
Title:	Director

COLLER CREDIT SECONDARIES INVESTMENT MANAGEMENT LIMITED
as sole corporate director of

CCS I GP LIMITED
as general partner for and on behalf of

COLLER CREDIT SECONDARIES – SPECIAL SITUATIONS FUND I GENERAL PARTNER, L.P.
as general partner for and on behalf of

COLLER CREDIT SECONDARIES – SPECIAL SITUATIONS FUND I – A, L.P.

By:	/s/ Tom Amy
Name:	Tom Amy
Title:	Director

COLLER CREDIT SECONDARIES INVESTMENT MANAGEMENT LIMITED
as sole corporate director of

CCS I GP LIMITED
as general partner for and on behalf of

COLLER CREDIT SECONDARIES – SPECIAL SITUATIONS FUND I GENERAL PARTNER, L.P.
as general partner for and on behalf of

COLLER CREDIT SECONDARIES – SPECIAL SITUATIONS FUND I – B, L.P.

By:	/s/ Tom Amy
Name:	Tom Amy
Title:	Director

COLLER CREDIT SECONDARIES – OPPORTUNITIES FUND II, C SLP
acting through and represented by its general partner,

COLLER CREDIT SECONDARIES – OPPORTUNITIES FUND II GP, S.À R.L.

By:	/s/ Sophie Mosnier
Name:	Sophie Mosnier
Title:	Manager

COLLER CREDIT SECONDARIES – OPPORTUNITIES FUND II – ANNEX I – C, SLP
acting through and represented by its general partner

COLLER CREDIT SECONDARIES – OPPORTUNITIES FUND II GP, S.À R.L.

By:	/s/ Sophie Mosnier
Name:	Sophie Mosnier
Title:	Manager

Appendix A

Below is a list of the Existing Affiliated Funds. All such Existing Affiliated Funds are advised by the corresponding Existing Adviser:

Existing Affiliated Fund	Existing Adviser
Coller Secondaries SICAV SA	CIML
Coller International Partners IX - A, L.P.	CIML
Coller International Partners IX - B, L.P.	CIML
Coller International Partners IX - C, SLP	CIML
Coller LP Secondaries - A, L.P., Coller LP Secondaries - B, L.P.	CIML
Coller LP Secondaries - C, SLP	CIML
Coller GP-led and Direct Secondaries - A, L.P.	CIML
Coller GP-led and Direct Secondaries - B, L.P.	CIML
Coller GP-led and Direct Secondaries - C, SLP	CIML
Coller International Partners VIII, L.P.	CIML
Coller International Partners VIII Parallel Fund, L.P.	CIML
Coller International Partners VIII Luxembourg, SLP	CIML
Coller Credit Opportunities I - A, L.P.	CCSIML
Coller Credit Opportunities I - B, L.P.	CCSIML
Coller Credit Opportunities I - D, SLP	CCSIML
Coller Credit Opportunities I Annex II, L.P.	CCSIML
Coller Credit Secondaries - Opportunities Fund II – A, L.P.	CCSIML
Coller Credit Secondaries - Opportunities Fund II – B, L.P.	CCSIML
Coller Credit Secondaries - Opportunities Fund II – C, SLP	CCSIML
Coller Credit Secondaries - Opportunities Fund II – Annex I – A, L.P.	CCSIML
Coller Credit Secondaries - Opportunities Fund II – Annex I – B, L.P.	CCSIML
Coller Credit Secondaries - Opportunities Fund II – Annex I – C, SLP	CCSIML
Coller Credit Secondaries - Special Situations Fund I – A, L.P.	CCSIML
Coller Credit Secondaries - Special Situations Fund I – B, L.P.	CCSIML
CIP VIII Strategic Co-Investment Vehicle L.P.	CIML
Mondriaan Co-Investments SLP, CKPF SLP	CIML
Coller International Partners VII, L.P.	CIML
Coller International Partners VII Parallel Fund, L.P.	CIML
Coller International Partners VII Luxembourg, SLP	CIML
Coller International Partners VI, L.P.	CIML
Coller International Partners VI Parallel Fund, L.P.	CIML
Coller International Partners VI Parallel Fund (Latin America), L.P.	CIML

Appendix B

Resolutions of the Board of Trustees of Coller Secondaries Private Equity Opportunities Fund
(the “Fund”)

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of and in the name of the Fund to prepare, execute, and cause to be filed with the SEC an application for an order of exemption, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act (the “Co-Investment Order”); and it is

FURTHER RESOLVED, that the officers of the Fund are authorized, on behalf of the Fund, to prepare, execute and file the applications and any further amendments thereto with the SEC to request the Co-Investment Order.

Appendix C

Resolutions of the Board of Trustees of Coller Private Credit Secondaries (the “Fund”)

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of and in the name of the Fund to prepare, execute, and cause to be filed with the SEC an application for an order of exemption, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act (the “Co-Investment Order”); and it is

FURTHER RESOLVED, that the officers of the Fund are authorized, on behalf of the Fund, to prepare, execute and file the applications and any further amendments thereto with the SEC to request the Co-Investment Order.